UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from <> to <>

Commission file number: 0-20167

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mackinac Financial Corporation 401(k) Plan

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mackinac Financial Corporation

130 South Cedar Street

Manistique, MI  49854

Mackinac Financial Corporation 401(k) Plan

Financial Report

December 31, 2016

Mackinac Financial Corporation 401(k) Plan

Mackinac Financial Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Mackinac Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2016 and 2015, and the changes in net assets for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 28, 2017

Mackinac Financial Corporation 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31,	December 31,
	2016	2015

Assets
Cash	$9,563	$1,280
Participant-directed investments, at fair value	9,232,148	6,153,248
Participant notes receivable	267,605	226,208
Employer contributions receivable	284,272	261,846
Dividends receivable	4,680	4,100
Total assets	9,798,268	6,646,682

Liabilities
Excess employee contributions	(20,811)	—

Net assets available for benefits	$9,777,457	$6,646,682

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions to net assets
Contributions:
Employee	$580,793
Employer	284,272
Rollovers	1,870,374

Total contributions	2,735,439

Investment income:
Net realized and unrealized gains on investments	634,104
Interest on participant notes receivable	10,775
Total additions	3,380,318

Deductions from net assets - Benefits paid directly to participants or beneficiaries	(249,543)

Net increase	3,130,775

Net assets available for benefits
Beginning of year	6,646,682
End of year	$9,777,457

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1 - Plan Description

The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral.  Amounts contributed are deducted from gross wages for each payroll period and deposited with John Hancock Life Insurance Company (U.S.A.) or Keefe, Bruyette & Woods, Inc., the Plan’s investment custodians.  The Plan invests in whole shares of the Corporation’s stock generally on the last business day of each month.  The contributions used to purchase whole shares of Corporation stock are held in a cash account until the Plan’s next purchase of whole shares of Corporation stock.  Cash dividends, if any, on Corporation stock will be reinvested in accordance with the participant’s investment election.  Stock dividends, if any, on Corporation stock will be reinvested in Corporation stock unless specifically elected otherwise in writing.  Participants may elect to receive a taxable distribution of any dividends paid on Corporation stock.  Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.

Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, not to exceed 4 percent of a participant’s compensation.  Participants that achieve 1,000 hours of service during the plan year and are employed at the Corporation on the last day of the plan year are eligible for the matching contribution.  For the year ended December 31, 2016, the board of directors elected to contribute, as a matching contribution, 100 percent of the participant’s contribution not to exceed 3 percent of the participant’s deferred compensation, followed by a match of 50 percent of the next two percent of employee deferrals, for a maximum match of up to 4 percent of the participant’s compensation.  The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors.  There were no additional discretionary contributions made in 2016.  The Corporation can automatically direct that up to 35 percent of the discretionary match be invested in Corporation stock, and participants may modify this direction of investments subsequently without restriction.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1 - Plan Description (continued)

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Corporation’s contributions and plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan, including an option to invest up to 35 percent of the participant’s account balance in Corporation stock.

Vesting - Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service.  Participants vest in the Corporation’s contributions 100 percent after three years of service.

Participant Notes Receivable - Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code (IRC).  Participant notes receivable are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the Plan administrator.

Benefit Payments - Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities not to exceed 15 years or the life expectancy of the participant.  If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares.

Hardship Withdrawals - Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the Plan document.  The Corporation must approve any such hardship withdrawals.

Forfeitures - If a participant is not fully vested on his or her termination date, the non-vested amount of the account is forfeited.  Forfeitures are used to reduce future Corporation contributions or to pay administrative expenses of the Plan.

Termination - While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA.  Upon termination of the Plan, participants become 100 percent vested in their account balances.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 1 - Plan Description (continued)

Party-in-interest Transactions - Certain Plan assets are in investment funds managed by John Hancock Life Insurance Company or its affiliates.  John Hancock Life Insurance Company (U.S.A.) is a custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  Participants can elect to invest in Mackinac Financial Corporation stock.  As Mackinac Financial Corporation is the Plan sponsor, these transactions, as well as the Corporation’s payment of certain expenses of the Plan, qualify as party-in-interest transactions as defined under ERISA guidelines.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares of Corporation stock allocated to his or her account.  The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Plan trustee received timely voting instructions.

Note 2 - Summary of Significant Accounting Policies

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Benefit Payments — Benefit distributions are recorded when paid.

Administrative Expenses - Various administrative costs are paid by the Corporation and were negligible in 2016.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (continued)

Investment Valuation - The Plan’s investments are stated at fair value based on quoted market prices, except as noted below.

The pooled separate accounts are valued at net asset value per share, or its equivalent of the funds, which are based on the fair value of the funds’ underlying assets.  There are no redemption restrictions or unfunded commitments on these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  See Note 5 — Fair Value for additional information.

Recently Adopted Accounting Standards — During 2016, the Plan adopted Accounting Standards Update (ASU) Nos. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) and 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) — I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient.  ASU 215-07 amended ASC 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share as a practical expedient.  Part II of ASU No. 2015-12 was applied to the Plan and modifies the investment disclosures under ASC 820 and 962.  These standards were adopted retrospectively and had no impact on the Plan’s net assets or changes in net assets.

During 2016, the Plan adopted Accounting Standards Update (ASU) No. 2016-01, Financial Instruments — Overall Recognition and Measurement of Financial Assets and Financial Liabilities.  ASU No. 2016-01 amended ASC 825, Financial Instruments, and eliminated the requirement to disclose the fair value of financial instruments not recorded at fair value required under ASC 825.  This standard was adopted retrospectively and had no impact on the Plan’s net assets or changes in net assets.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 3 - Tax Status

The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the IRC.  The volume submitter plan received a favorable notification letter from the IRS dated March 31, 2008.  Although, the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2013.

Note 4 — Employer Contribution

For the 2016 plan year, Mackinac Financial Corporation made an employer matching contribution to the Plan of $284,272.  The balance was a receivable for the Plan as of December 31, 2016 and was paid by the Corporation in February of 2017.  Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan.  For 2016, the amount utilized was $9,563.

Note 5 — Fair Value

Accounting standards require certain assets be reported at fair value on the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

Note 5 — Fair Value (continued)

assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	Assets at Fair Value, as of December 31, 2016
		Quoted Prices
	Total	(Level 1)

Mackinac Financial Corporation stock	$635,973	$635,973

Investments measured at net asset value - pooled separate accounts
Stable value fund (4)	580,935
Balanced asset funds (1)	6,919,978
Equity funds (2)	636,530
International funds (2)	136,669
Sector funds (2)	153,199
Fixed income funds (3)	108,804
Hybrid funds (3)	60,060
Total pooled separate accounts	8,596,175

Total investments, at fair value	$9,232,148

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

	Assets at Fair Value, as of December 31, 2015
		Quoted Prices
	Total	(Level 1)

Mackinac Financial Corporation stock	$472,848	472,848

Investments measured at net asset value - pooled separate accounts
Stable value fund (4)	230,971
Balanced asset funds (1)	4,395,023
Equity funds (2)	644,341
International funds (2)	101,328
Sector funds (2)	186,282
Fixed income funds (3)	73,474
Hybrid funds (3)	48,981
Total pooled separate accounts	5,680,400

Total investments, at fair value	$6,153,248

(1) This class represents investments in actively managed pooled separate account funds that invests primarily in both equity and debt securities. The investments may include pooled separate accounts, common stock, corporate bonds, interest rate swaps, options and futures.

(2) This class represents investments in actively managed pooled separate account funds that invests primarily in equity securities which may include pooled separate accounts, common stocks, options and futures.

(3) This class represents investments in actively managed pooled separate account funds with investments in a variety of fixed income investments which may include pooled separate accounts, corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

(4) This class represents an investment in an actively managed pooled separate account that invests in a collective investment trust that invests primarily in corporate bonds, both U.S. and non-U.S., municipal securities and wrapper contracts.

The Plan’s policy is to recognize transfers between the levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer.  There were no significant transfers between levels of the fair value hierarchy during 2016 and 2015.

Note 7 — Rollover Contributions

On April 29, 2016, the Corporation completed its acquisition of The First National Bank of Eagle River (“Eagle River”) and on August 31, 2016 the Corporation completed its acquisition of Niagara Bancorporation, Inc. (“Niagara”).  Upon the respective acquisition dates, eligible employees of both Eagle River and Niagara were eligible to commence participation in and enter the Plan.  As a result of these acquisitions, participants in the plans sponsored by Eagle River and Niagara were given the option to rollover their balances into the Plan.

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2016

Identity of Issuer	Description of Investment	Cost	Current Value

John Hancock Life Insurance Company (U.S.A.)	Pooled separate accounts:
	JH Lifestyle Balanced	*	$1,504,985
	JH Lifestyle Growth	*	1,407,601
	JH Retirement Living 2030	*	944,283
	JH Retirement Living 2025	*	847,481
	JH Lifestyle Aggressive	*	728,016
	John Hancock Stable Value Fund	*	580,935
	JH Lifestyle Moderate	*	395,278
	JH Retirement Living 2035	*	265,265
	JH Retirement Living 2040	*	237,021
	JH Retirement Living 2045	*	203,574
	JH Lifestyle Conservative	*	175,936
	500 Index Fund	*	121,902
	JH Retirement Living 2020	*	96,599
	JH Retirement Living 2050	*	82,616
	Equity Inc	*	69,904
	JPMorgan US Equity Fund	*	60,095
	JH Small Cap Value Index	*	50,089
	Real Estate Securities Fund	*	49,984
	JH DFA Emerging Markets Value	*	43,262
	T. Rowe Price Equity Income Fund	*	41,033
	Value Fund	*	40,403
	JH Templeton World	*	37,656
	Templeton Global Bond Fund	*	36,338
	JH Retirement Living 2055	*	31,230
	PIMCO All Asset Fund	*	29,657
	JH American Funds Growth Fund	*	24,661
	DFA Inflation Protected Securities Fund	*	23,937
	John Hancock Disciplined Value Fund	*	23,563
	JH American Funds Wash Mutual	*	23,414
	T. Rowe Price Health Sciences Fund	*	20,752
	Vanguard Energy Fund	*	19,612
	American Funds US Gov Securities	*	19,566
	JH Mutual Discovery	*	16,839
	Fidelity Contra Fund	*	16,470
	International Opportunity Fund	*	15,070
	Intl Equity Index Fund	*	14,812
	Investment Company of America	*	13,484
	IDX Mid	*	13,441
	JH American Funds Am Balanced	*	12,644
	New Perspective Global Fund	*	12,140
	Utilities Fund	*	11,962
	Mid Cap Stock Fund	*	11,387
	JH Disciplined Value Mid Cap Fund	*	11,079
	BlackRock Global Allocation Fund	*	10,469
	Small Cap Index Fund	*	10,462
	JH American Funds EuroPacific	*	9,374
	PIMCO Global Bond Fund	*	8,978
	Vanguard Small Cap Growth Index Fund	*	8,907
	Small Company Value Fund	*	8,775
	Oppenheimer Developing Markets Fund	*	8,693
	Aston Fairpointe Mid Cap Fund	*	8,437
	Federated High Yield Fund	*	8,293
	JPM Mid Cap Value	*	7,965
	The Income Fund of America	*	7,268
	Blue Chip Growth Fund	*	6,933
	Total Stock Market Index	*	6,693
	Large Cap Fund	*	6,160
	DFA US Targeted Value Fund	*	5,574
	Invesco Small Cap Growth Fund	*	5,016

Schedule 1

1

Identity of Issuer	Description of Investment	Cost	Current Value
	Dodge & Cox Stock	*	4,655
	Core Bond Fund	*	4,561
	Fidelity Advisor Leveraged Company Stock Fund	*	4,313
	Oppenheimer Global Fund	*	4,257
	DFA US Small Cap Fund	*	3,842
	Science and Tecnology Fund	*	3,741
	All Cap Opportunity	*	3,703
	American Fundamental Holdings Fund	*	3,635
	Fidelity Advisor Total Bond Fund	*	3,550
	Real Return Bond Fund	*	3,303
	Growth Index	*	3,091
	American Century Heritage Fund	*	3,054
	PIMCO Commodity Real Return Strategy Fund	*	2,850
	JH Domini Social Equity	*	2,715
	New Opportunities Fund	*	2,504
	Capital Appreciation Fund	*	2,483
	Royce Opportunity	*	2,218
	Vanguard Midcap Growth ETF	*	2,105
	Total Bond Market Fund	*	1,990
	Explorer Fund	*	1,832
	Small Cap World Fund	*	1,813
	Oppenheimer International Growth	*	1,760
	New World Fund	*	1,617
	Fudnamental Large Cap Value Fund	*	1,506
	International Value Fund	*	1,467
	Dodge & Cox International Stock	*	1,345
	Active Bond Funds	*	1,146
	Strategic Income Opportunities Fund	*	901
	Victory Diversified Stock Fund	*	749
	Capital Appreciation Fund	*	710
	Science and Technology Fund	*	608
	Oppenheimer International Bond Fund	*	540
	Small Cap Value Fund	*	526
	BlackRock Basic Value Fund	*	472
	Tocqueville Gold	*	428
	High Yield Fund	*	419
	Massachusetts Investors Fund	*	334
	Capital World Growth and Income Fund	*	283
	Mid Cap Value ETF	*	256
	Vanguard Small Cap Value Index	*	231
	Lord Abbett Value Opportunities Fund	*	210
	Parnassus Core Equity Fund	*	159
	Investment Quality Bond Fund	*	83
	JH Retirement Living 2060	*	61
	Mid Value Fund	*	30
	All Cap Core Fund	*	28
	International Growth Fund	*	25
	Pru Jennison Mid Growth Fund	*	25
	JH Retirement Living 2015	*	25
	Ivy Asset Strategy Fund	*	22
	Vanguard US High Yield	*	14
	American Funds Capital Income Builder	*	7

Mackinac Financial Corporation	Corporation Stock - Mackinac Financial Corporation stock	*	635,973
Participants	Participant notes receivable bearing interest ranging from 4.25% to 4.50%	—	267,605

	Total		$9,499,753

*Cost information not required

2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 28, 2017	By:	/s/ Jesse A. Deering
	Name:	Jesse A. Deering
	Title:	Executive Vice President, Chief Financial Officer
Mackinac Financial Corporation

Exhibit Index

Exhibit 23.1        Consent of Independent Registered Public Accounting Firm